SECURITIES AND EXCHANGE

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE

(Amendment 1)

First Trust Portfolios LP

(Name of Issuer)

UIT

(Title of Class of Securities)

30271F808 (CUSIP Number)

Check the following space if a fee is being paid with this statement:  ☐

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
Under the Securities Exchange Act of 1934
CUSIP 30271F808

1.	NAME OF REPORTING PERSON, S.S OR I.R.S.

Comerica 38-0477375
2.	CHECK THE APPROPRIATE LETTER IF A MEMBER OF A
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan Banking

NUMBER SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER:

0
6. SHARED VOTING POWER:

0
7. SOLE DISPOSITIVE POWER:

4,804
8. SHARED DISPOSITIVE POWER:

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

4,804
10.	CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

32.03%
12.	TYPE OF REPORTING:

BK

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Check the following space if a fee is being

Item	Name of Issuer:

First Trust 1273 Senior Loan

Item	Address of Issuer’s Principal

1001 Warrenville Road Lisle, Il 60532

Item	Name of Person Filing:

Comerica

Item	Address of Principal Business Officer, or

One Detroit Center

Item	Citizenship:

Michigan Banking

Item	Title of Class of Securities:

UIT

Item	Cusip Number:

30271F808

Item 3:	This statement is filed in pursuant to Rules 13d-1(b), or 13d-2(b). The filing person is a Bank as defined in Section 3(a)(6) of the Act.

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Item 4:	Ownership

(a) Amount Beneficially

4,804

(b) Percent of Class:

32.03

(c) Number of Shares as to which

(i) sole power to vote or direct

0

(ii) shared power to vote or

0

(iii) sole power to dispose or direct

4,804

(iv) shared power to dispose or

0

Item 5:	Ownership of Five Percent of

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X, April filing was done in error, this security type is not reportable on Schedule 13G.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:

Item 8:	Identification and Classification of Members

Item 9:	Notice of Dissolution of Group:

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date 06/08/2007

Comerica

By:	/s/ Heather Morrison
Heather Morrison
Vice President,